EXHIBIT 19

INSIDER TRADING AND ANTI-HEDGING POLICY

[as updated through February 12, 2025]

INTRODUCTION

Directors, officers or employees of TEGNA Inc. and its direct and indirect subsidiaries (collectively, “TEGNA”) may from time to time be in possession of material non-public information concerning TEGNA or other companies. Under federal securities laws, such persons are prohibited from buying or selling stock while in possession of such inside information and may not otherwise use the information for their own advantage or the advantage of others. Violations of insider trading laws may subject those involved to disciplinary action by TEGNA, as well as severe civil or criminal penalties. Government agencies vigorously pursue violations of insider trading laws. Any such legal proceedings would result in adverse publicity and embarrassment to TEGNA and the individuals involved.

TEGNA has adopted this Insider Trading and Anti-Hedging Policy (the “Policy”) to avoid even the appearance of improper conduct on the part of anyone employed by or associated with TEGNA (not just so-called “insiders”). Your strict adherence to this Policy will help safeguard TEGNA’s reputation and will ensure that TEGNA continues to conduct its business with the highest level of integrity and in accordance with the highest ethical standards.

THE COMPANY’S POLICY

If a director, officer or any employee is aware of material non-public information relating to TEGNA, neither that person nor any related person may buy or sell securities of TEGNA or engage in any other action to take advantage of, or pass on to others, that information. For purposes of this Policy, “related persons” includes your family members and anyone else who lives in your household, and any family members who do not live in your household but who are in a position to have control over or influence on you or to be controlled or influenced by you.

The same prohibition applies to trades in the stock of any other company if the director, officer or employee is in possession of material non-public information about that company that was obtained in the course of employment with TEGNA.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception.

MATERIAL NON-PUBLIC INFORMATION

Material Information. “Material information” generally is any information that a reasonable investor would consider important in a decision to buy, hold or sell stock. In short, it is any information that could reasonably affect the price of the stock.

Common examples of information that will frequently be regarded as material are:

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projections of future earnings or losses;
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news of a pending or proposed merger, acquisition or tender offer;
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news of a significant sale of assets or the disposition of a subsidiary;
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changes in dividend policies or the declaration of a stock split or the offering of additional securities;
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changes in management; significant new products or discoveries;
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impending bankruptcy or financial liquidity problems;
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the gain or loss of a substantial customer or supplier; and
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significant cybersecurity incidents.

Either positive or negative information may be material.

Tipping Information to Others. Whether the information is proprietary information about TEGNA or information that could have an impact on our stock price, neither directors, officers nor employees may pass the information on to others if it is not public or otherwise provided pursuant to a written confidentiality agreement with specific non-use obligations. The penalties apply whether or not you derive any benefit from another's actions.

Transactions by Family Members. The same restrictions apply to your family members and others living in your household.

When Information is Public. Generally, a person aware of material non-public information must refrain from buying or selling TEGNA stock until after the information either is formally made public or is no longer relevant. It is also improper for an officer, director or employee to enter a trade immediately after TEGNA has made a public announcement of material information, including earnings releases. You may not trade on material information until the investing public has been afforded the time to receive the information and act upon it.

Perceptions. Hedging, Short-Selling and Pledging. Hedging and short-selling of TEGNA stock might be perceived as involving insider trading or otherwise undermine confidence in TEGNA stock. Therefore, no employee, officer or director may, directly or indirectly, trade in puts or calls, options, warrants or similar instruments relating to TEGNA’s securities or sell such securities “short” (i.e., selling stock that is not owned and borrowing the shares to make delivery), “day trade,” or otherwise hedge TEGNA securities. These restrictions are also applicable to hedging transactions through the purchase of financial instruments, such as prepaid variable forward contracts, equity swaps, collars and exchange funds, trading on margin or in margin-related derivatives, or any financial instruments or derivatives or entering into any contracts, warrants or the like for the purpose of hedging price movements in TEGNA’s securities.

Securities held in a margin account and securities pledged (or hypothecated) as collateral for a loan may be sold without the knowledge of the insider if you default on a loan and therefore are prohibited under this Policy. Because a margin or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to trade in TEGNA securities, you are prohibited from holding TEGNA securities in a margin account or pledging TEGNA securities as collateral for a loan.

Other Restrictions:

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Gifts. You may not gift TEGNA shares to another person or entity while in possession of material non-public information about TEGNA.

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TEGNA 401(k) Plan Rebalancing. To the extent you are invested in the TEGNA Stock Fund as part of the TEGNA 401(k) Savings Plan, you may not reallocate amounts out of that fund while in possession of material non-public information about TEGNA.

Monitoring. TEGNA reserves the right to monitor compliance with this Policy through market screening or other techniques.

Twenty-Twenty Hindsight. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after the fact, with the benefit of hindsight.

ADDITIONAL RESTRICTIONS APPLICABLE TO CERTAIN INDIVIDUALS

Certain individuals are subject to additional restrictions under this Policy. These individuals (collectively, “Restricted Persons”) include members of TEGNA’s Board of Directors (“Group 1”), members of the TEGNA Leadership Team (“Group 2”), and certain other senior finance, legal, human resources, corporate development, sales and media operations personnel who either are likely to have insight into TEGNA’s financial results prior to the end of an applicable quarter (“Group 3”) or who are involved in the quarterly consolidation process but do not have insight into TEGNA’s financial results prior to quarter end (“Group 4”). You will be notified by the Chief Legal Officer or the Company’s Secretary if you are considered a Restricted Person under this Policy. The additional restrictions applicable to Restricted Persons are as follows:

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Quarterly Blackout Periods. Individuals in Group 1, Group 2 and Group 3 will be subject to a quarterly blackout period that begins two (2) weeks prior to the end of each quarter and ends following the close of business on the first business day after TEGNA announces its financial results for that quarter. Individuals in Group 4 will be subject to a quarterly blackout period that begins five (5) business days after the end of each quarter and ends following the close of business on the first business day after TEGNA announces its financial results for that quarter.

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Trading Pre-Clearance Requirement for Certain Restricted Persons. Restricted Persons in Group 1, Group 2 and Group 3 must obtain pre-clearance from the Company’s Chief Legal Officer or, in his or her absence, the Company’s Secretary (each an “Approving Individual”) before engaging in any transaction involving TEGNA securities, including, but not limited to, purchases, sales, and gifts. The Chief Legal Officer must obtain pre-clearance from the Chief Executive Officer before engaging in any transaction involving TEGNA securities.

The Approving Individual is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit a transaction, even if it would not violate the federal securities laws or a specific provision of this Policy.

If a request for pre-clearance is approved, the Restricted Person has three business days to effect the transaction (or until the commencement of a quarterly or event-specific restricted period, if sooner).

Under no circumstances may a person trade while aware of material non-public information about TEGNA, even if pre-cleared. Accordingly, if you become aware of material non-public information after receiving pre-clearance, but before the trade has been executed, you may not proceed with the trade. TEGNA’s approval of any particular transaction under this pre-clearance procedure does not insulate any Restricted Person from liability under the securities laws. Under the law, the ultimate responsibility for determining whether an individual is aware of material non-public information about TEGNA rests with that individual in all cases.

LIMITED EXCEPTIONS

While the prohibitions on trading in TEGNA stock while in possession of material non-public information are fairly absolute, in very limited circumstances, as described below, it may be acceptable.

Equity Grants. Your receipt from TEGNA of new equity grants or the vesting of existing equity grants while in possession of material non-public information will not be deemed a violation of this Policy. Likewise, TEGNA’s withholding of shares from a vested equity award to satisfy the tax obligations associated with the payment of such award will not be deemed a violation of this Policy. For clarity, while receipt of these equity awards is acceptable, this Policy would prohibit you from disposing of any newly-vested shares if you are in possession of material non-public information at the time of the proposed sale or, if you are a Restricted Person, from disposing of any newly-vested shares during a blackout period except, in each case, for sale transactions that occur pursuant to a properly established 10b5-1 Plan, as described below.

Rule 10b5-1 Trading Plans. Pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, directors, officers, and employees of TEGNA may establish written contracts, plans or instructions (a “10b5-1 Plan”) that permit (i) automatic trading of TEGNA stock through a third-party broker or (ii) trading of TEGNA stock by an independent third party that is not aware of material non-public information at the time of the trade. Rule 10b5-1 provides a defense from insider trading liability. To be eligible to rely on this defense, a person must enter into a 10b5-1 Plan that meets the conditions specified in Rule 10b5-1. Rule 10b5-1 only provides an ”affirmative defense” if there is an insider trading lawsuit. It does not prevent anyone from bringing a lawsuit or adverse publicity resulting from reporting on the transactions executed pursuant to the 10b5-1 Plan. A director, officer or employee may enter into a 10b5-1 Plan only when he or she is not in possession of material non-public information, and only during an open trading window outside of the applicable trading blackout period described above. So long as a 10b5-1 Plan is properly established, trades pursuant to the 10b5-1 Plan are not subject to this Policy.

Each 10b5-1 Plan, and any proposed amendment or termination of a 10b5-1 Plan, must be submitted to and pre-approved by TEGNA’s Chief Legal Officer or such other person as TEGNA’s Board of Directors may designate from time to time (the “Authorizing Officer”), who may impose such conditions on the implementation and operation of the 10b5-1 Plan as the Authorizing Officer deems necessary or advisable. However, the person initiating the 10b5-1 Plan, and not TEGNA or the Authorizing Officer, will at all times be responsible for ensuring that the 10b5-1 Plan, and the execution of transactions pursuant to the 10b5-1 Plan, are compliant with the requirements of Rule 10b5-1 and other securities laws.

THE CONSEQUENCES

The consequences of insider trading violations can be severe:

For individuals who trade on inside information (or tip information to others):

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A civil penalty of up to three times the profit gained or loss avoided;

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A criminal fine (no matter how small the profit); and

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A jail term.

For a company (as well as possibly any supervisory person) where appropriate steps to prevent illegal trading have not been taken, civil and criminal penalties.

Moreover, anyone who violates this Policy may be subject to additional sanctions by TEGNA, up to and including termination. Any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish a reputation and irreparably damage a career.

COMPANY ASSISTANCE

If there is any question about the appropriateness of stock transactions under this Policy, employees should consult their supervisors, who will review the matter as necessary with TEGNA’s Legal Department.

Remember, however, that the ultimate responsibility for honoring this Policy and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.